UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014.

Commission File Number: 000-53805

Intellipharmaceutics International Inc.
(Translation of registrant's name into English)

30 WORCESTER ROAD TORONTO, ONTARIO M9W 5X2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [ x ]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits shall be incorporated by reference into the Company's effective Registration Statements on Form F-3, as amended and supplemented (Registration Statement Nos. 333-172796 and 333-178190), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Intellipharmaceutics International Inc. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Intellipharmaceutics International Inc. (Registrant)
Date: April 14, 2014	/s/ SHAMEZE RAMPERTAB Shameze Rampertab Vice President Finance and Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99.1	Management Discussion And Analysis Of Financial Condition And Results Of Operations for the Three Months Ended February 28, 2014
99.2	Condensed Unaudited Interim Consolidated Financial Statements and Notes to Condensed Unaudited Interim Consolidated Financial Statements of Intellipharmaceutics International Inc. for the Three Months Ended February 28, 2014
99.3	News Release dated April 14, 2014 - Intellipharmaceutics Announces First Quarter 2014 Results
99.4	Form 52-109F2 - Chief Executive Officer
99.5	Form 52-109F2 - Vice President Finance and Chief Financial Officer
101	XBRL (Extensible Business Reporting Language). The following materials from Intellipharmaceutics International Inc.’s Condensed Unaudited Interim Consolidated Financial Statements and Notes to the Condensed Unaudited Interim Consolidated Financial Statements for three months ended February 28, 2014, formatted in XBRL:
(i) Condensed unaudited interim consolidated balance sheets as at February 28, 2014 and November 30, 2013
(ii) Condensed unaudited interim consolidated statements of operations and comprehensive income (loss) for the three months ended February 28, 2014 and 2013
(iii) Condensed unaudited interim consolidated statements of shareholders’ equity (deficiency) for the three months ended February 28, 2014 and 2013 (restated)
(iv) Condensed unaudited interim consolidated statements of cash flows for the three months ended February 28, 2014 and 2013
(v) Notes to the condensed unaudited interim consolidated financial statements